DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:
P.O. Box 852
Palos Verdes Estates, CA
90274

January 25, 2023

To:	Rucha Pandit Jennifer Lopez Molina Divison of Corporate Finance Office of Trade & Services Securities And Exchange Commission

Re:	Mobile Global Esports, Inc. Registration Statement on Form S-1, Amendment 1 to earlier filing on Forms S-1 Filed this Date File No. 333-261877

Dear Ms Pandit and Molina,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 1 on Form S-1, to our original filing on Form S-3.

We agree with your conclusion that Form S-3 is not currently available to the Company, and we have amended our filing to file on Form S-1 as a result.

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/s/ Donald G. Davis, for the Law Offices of Davis & Associates.

Donald G. Davis